Mail Stop 3561

May 7, 2008

Alan Moadel
Chief Executive Officer
Med-X Systems, Inc.
2 West 46th Street, 2nd Floor
New York, NY 10036

  Re: Med-X Systems, Inc.
    Item 4.01 Form 8-K
    Filed April 11, 2008
    File No. 000-33107

Dear Mr. Moadel:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

       Sincerely,

       Ethan Horowitz
       Staff Accountant